Exhibit 99.1

Scotiabank Announces Redemption of Non-Cumulative Preferred Share Series 32 & Series 33

/NOTE TO EDITORS: NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, Dec. 7, 2020 /CNW/ - Scotiabank (TSX: BNS) (NYSE: BNS) today announced its intention to redeem all outstanding Non-cumulative 5-Year Rate Reset Preferred Shares Series 32 ("Series 32 Shares") and Non-cumulative Floating Rate Preferred Shares Series 33 ("Series 33 Shares") of Scotiabank on February 2, 2021 at a price equal to $25.00 per share together with declared and unpaid dividends to the Redemption Date (the "Redemption Price"). Formal notice will be issued to the shareholders in accordance with the share conditions.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank. This redemption is part of the Bank's ongoing management of its Tier 1 capital.

On December 1, 2020, the Board of Directors of Scotiabank declared quarterly dividends of $0.128938 per Series 32 Share and $0.093638 per Series 33 Share. This dividend on the Series 32 Shares and Series 33 Shares will be paid on January 27, 2021, to shareholders of record at the close of business on January 5, 2021, as previously announced. In addition, holders of Series 32 and Series 33 Shares will be entitled to receive, on a pro rata basis, any dividend that may be declared by the Board of Directors of the Bank for Series 32 and Series 33 Shares for the period from, and including, January 26, 2021 to, but excluding, February 2, 2021. On February 2, 2021, the Series 32 and the Series 33 Shares will cease to be entitled to dividends.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of approximately $1.1 trillion (as at October 31, 2020), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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%CIK: 0000009631

For further information: For Investor Relations enquiries only: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Clancy Zeifman, Global Communications, (416) 933-1864, clancy.zeifman@scotiabank.com

CO: Scotiabank

CNW 16:15e 07-DEC-20